Projected Profit & Loss (1 of 3)

Net profit in 2020

Net profit by year




Projected Profit & Loss	2020	2021	2022	2023	2024
Revenue	**$7,453,500**	**$14.3M**	**$29.7M**	**$55.6M**	**$95.5M**
Golf Sales Commercial/Consumer	$2,282,235	$3,643,200	$4,794,000	$7,371,000	$14.7M
Unit Sales	653	960	1,200	1,800	3,600
Unit Prices	$3,495	$3,795	$3,995	$4,095	$4,095
Utility Commercial	$379,500	$2,277,000	$6,831,000	$11.4M	$17.1M
Unit Sales	100	600	1,800	3,000	4,500
Unit Prices	$3,795	$3,795	$3,795	$3,795	$3,795
Phleet Delivery	$227,175	$1,467,900	$3,145,500	$6,291,000	$12.6M
Unit Sales	65	420	900	1,800	3,600
Unit Prices	$3,495	$3,495	$3,495	$3,495	$3,495
Service Plans	$150,150	$934,780	$3,101,780	$7,414,000	$13.2M
Customers at start		593	2,333	7,225	14,625
Churn rate	0%	0%	0%	0%	0%
Signups	593	1,740	4,892	7,400	10,000
Recurring Charge	$55	$55	$55	$55	$55
Direct to Consumer (Phatty, Sport, Phlex, Other)	$3,592,695	$3,474,000	$5,211,000	$6,948,000	$10.4M
Unit Sales	1,241	1,200	1,800	2,400	3,600
Unit Prices	$2,895	$2,895	$2,895	$2,895	$2,895
Corporate Branding	$606,285	$1,047,900	$3,742,500	$6,237,500	$12.5M
Unit Sales	243	420	1,500	2,500	5,000
Unit Prices	$2,495	$2,495	$2,495	$2,495	$2,495
Resale/Rental of lease returns	$215,460	$1,436,400	$2,872,800	$9,975,000	$15M
Unit Sales	108	720	1,440	5,000	7,500
Unit Prices	$1,995	$1,995	$1,995	$1,995	$1,995

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Projected Profit & Loss	2020	2021	2022	2023	2024
Direct Costs	**$4,024,890**	**$7,711,837**	**$16M**	**$30M**	**$51.6M**
COGS	$2,832,330	$5,426,848	$11.3M	$21.1M	$36.3M
Shipping and Delivery	$745,350	$1,428,118	$2,969,858	$5,562,150	$9,548,850
Direct Labor	$447,210	$856,871	$1,781,915	$3,337,290	$5,729,310
Salaries & Wages	$372,675	$714,059	$1,484,929	$2,781,075	$4,774,425
Shop Labor (10)	$372,675	$714,059	$1,484,929	$2,781,075	$4,774,425
Employee Related Expenses	$74,535	$142,812	$296,986	$556,215	$954,885
Gross Margin	$3,428,610	$6,569,343	$13.7M	$25.6M	$43.9M
Gross Margin %	46%	46%	46%	46%	46%
Operating Expenses	**$5,694,180**	**$7,290,294**	**$10.3M**	**$17.6M**	**$26.9M**
Salaries & Wages	$2,445,000	$3,003,000	$3,962,750	$7,746,420	$12M
Exec's (3)	$504,000	$554,400	$609,840	$670,824	$737,907
Management (4)	$420,000	$462,000	$508,200	$559,020	$614,924
Sales (12)	$1,296,000	$1,425,600	$1,568,160	$1,724,976	$1,897,476
Additional Staff (37.97)	$225,000	$561,000	$1,276,550	$4,791,600	$8,784,600
Employee Related Expenses	$489,000	$600,600	$792,550	$1,549,284	$2,406,981
Rent	$440,000	$540,000	$780,000	$900,000	$900,000
Utilities	$78,000	$78,000	$78,000	$78,000	$78,000
Marketing	$596,280	$1,142,494	$2,375,887	$4,449,720	$7,639,080
Fiduciary/Professional services	$255,000	$300,000	$300,000	$300,000	$300,000
Tradeshow/Events/Travel	$925,000	$1,140,200	$1,462,500	$2,000,000	$3,000,000
Insurance	$81,900	$102,000	$126,000	$150,000	$150,000
Office Expense	$144,000	$144,000	$144,000	$144,000	$144,000
MIscellaneous	$240,000	$240,000	$240,000	$240,000	$240,000
Amortization of Other Current Assets	$0	$0	$0	$0	$0
Operating Income	**($2.3M)**	**($720,952)**	**$3,399,661**	**$8,028,466**	**$17M**
Interest Expense	$701,329	$494,589	$574,604	$668,799	$479,838
Income Taxes	$0	$0	$0	$0	$0
Depreciation and Amortization	$192,303	$278,919	$299,561	$257,806	$254,407
Total Expenses	$10.6M	$15.8M	$27.2M	$48.5M	$79.2M

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Projected Profit & Loss (3 of 3)

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Projected Profit & Loss	2020	2021	2022	2023	2024
Net Profit	($3.2M)	($1.5M)	$2,525,495	$7,101,861	$16.3M
Net Profit %	**(42%)**	**(10%)**	**9%**	**13%**	**17%**

Projected Balance Sheet

Projected Balance Sheet	2020	2021	2022	2023	2024
Assets	**$6,123,477**	**$8,364,584**	**$12.9M**	**$22.9M**	**$32.7M**
Current Assets	**$3,425,190**	**$5,115,215**	**$8,757,865**	**$17.8M**	**$26.6M**
Cash	$2,070,928	$2,545,155	$4,020,899	$9,720,115	$17.7M
Accounts Receivable	$105,600	$153,919	$307,719	$521,813	$925,031
Inventory	$1,106,414	$2,273,894	$4,287,000	$7,418,681	$7,881,878
Other Current Assets	$142,247	$142,247	$142,247	$142,247	$142,247
Long-Term Assets	**$2,698,288**	**$3,249,369**	**$4,149,808**	**$5,107,002**	**$6,082,595**
Long-Term Assets	$2,911,460	$3,741,460	$4,941,460	$6,156,460	$7,386,460
Accumulated Depreciation	($213,172)	($492,091)	($791,652)	($1M)	($1.3M)
Liabilities & Equity	**$6,123,477**	**$8,364,584**	**$12.9M**	**$22.9M**	**$32.7M**
Liabilities	**$4,180,779**	**$5,216,345**	**$6,983,938**	**$9,584,262**	**$2,727,710**
Current Liabilities	**$4,134,444**	**$5,184,364**	**$6,967,509**	**$9,581,933**	**$2,727,710**
Accounts Payable	$699,693	$1,285,122	$2,425,853	$4,180,470	$4,672,762
Income Taxes Payable	$0	$0	$0	$0	$0
Sales Taxes Payable	$134,925	$108,029	$177,843	$372,306	$558,459
Short-Term Debt	$3,299,826	$3,791,213	$4,363,812	$5,029,157	($2.5M)
Prepaid Revenue	$0	$0	$0	$0	$0
Long-Term Liabilities	**$46,335**	**$31,981**	**$16,430**	**$2,329**	**$0**
Long-Term Debt	$46,335	$31,981	$16,430	$2,329	$0
Equity	**$1,942,699**	**$3,148,239**	**$5,923,734**	**$13.3M**	**$30M**
Paid-In Capital	$8,186,739	$10.9M	$11.1M	$11.4M	$11.8M
Retained Earnings	($3.1M)	($6.2M)	($7.7M)	($5.2M)	$1,888,856
Earnings	($3.2M)	($1.5M)	$2,525,495	$7,101,861	$16.3M

Projected Cash Flow

Cash flow in 2020

Cash flow by year




Projected Cash Flow	2020	2021	2022	2023	2024
Net Cash from Operations	**($1.9M)**	**($1.9M)**	**$1,868,696**	**$5,962,972**	**$16.4M**
Net Profit	($3.2M)	($1.5M)	$2,525,495	$7,101,861	$16.3M
Depreciation and Amortization	$192,303	$278,919	$299,562	$257,806	$254,407
Change in Accounts Receivable	($102,596)	($48,319)	($153,800)	($214,094)	($403,219)
Change in Inventory	$784,025	($1.2M)	($2M)	($3.1M)	($463,198)
Change in Accounts Payable	$387,774	$585,429	$1,140,731	$1,754,617	$492,292
Change in Income Tax Payable	($94,708)	$0	$0	$0	$0
Change in Sales Tax Payable	$81,070	($26,896)	$69,814	$194,463	$186,153
Change in Prepaid Revenue	$0	$0	$0	$0	$0
Net Cash from Investing	**($2.3M)**	**($830,000)**	**($1.2M)**	**($1.2M)**	**($1.2M)**
Assets Purchased or Sold	($2.3M)	($830,000)	($1.2M)	($1.2M)	($1.2M)
Net Cash from Financing	**$6,304,509**	**$3,177,033**	**$807,048**	**$951,243**	**($7.2M)**
Investments Received	$7,150,000	$2,700,000	$250,000	$300,000	$350,000
Change in Short-Term Debt	($865,770)	$491,387	$572,600	$665,344	($7.5M)
Change in Long-Term Debt	$20,279	($14,354)	($15,552)	($14,101)	($2,329)
Cash at Beginning of Period	$16,103	$2,070,928	$2,545,155	$4,020,899	$9,720,115
Net Change in Cash	$2,054,825	$474,227	$1,475,744	$5,699,216	$7,948,936
Cash at End of Period	**$2,070,928**	**$2,545,155**	**$4,020,899**	**$9,720,115**	**$17.7M**

Forward-Looking Statements

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.